News Release
AMEX, TSX Symbol: NG

NovaGold Announces Resignation of a Director

November 25, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) announced that the Company has accepted the resignation of Patrick Downey from the Company’s Board of Directors, effective yesterday. Mr. Downey has indicated he wishes to focus on his position as President and CEO of Aura Minerals Inc.

Mr. Downey joined the Board of Directors in 2007 and his service and contribution to the Company has been much appreciated.

NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

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Contacts

Don MacDonald	Greg Johnson
Senior Vice President and CFO	Vice President, Strategic Development

604-669-6227 or 1-866-669-6227